                       G. DAVID GORDON & ASSOCIATES, P.C.
                          7633 E 63RD PLACE, SUITE 210
                              TULSA, OKLAHOMA 74133






                                  March 6, 2006



VIA FEDEX
---------

Nasreen Mohammed
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549


                            RE: WORLD MARKETING, INC.
                                REGISTRATION NO. 333-129148

Dear Mr. Mohammed:

         Pursuant to your most recent comments, enclosed please find World Marketing, Inc.'s response and a red-lined version of the SB-2/A Registration Statement filed on EDGAR.

         Upon your review of the document, do not hesitate to contact me should you have any further questions.




                                Very truly yours,


                                /s/ G. David Gordon
                                -------------------
                                G. DAVID GORDON & ASSOCIATES, P.C.

GDG:saw

Exhibit A


Item 3.Summary Information and Risk Factors, page 4
---------------------------------------------------

Business, page 4
----------------

     1. As currently drafted, the disclosure you have added in response to prior comment 4 is disjointed and difficult to follow. For example, in your fourth bullet point you disclose the "condominium acquisition discussed above" but it is not discussed above. We encourage you to revise this section to eliminate your bullet point format and to reorganize your discussion to begin with a more detailed description of your business operations followed by the disclosure concerning your financial position and future financing needs. For example, where you discuss your objective of acquiring, renovating and reselling residential and commercial real estate in the forefront of this section, please also discuss your one transaction to date and your business plans for the current year. After discussing your business operations in reasonable detail, you can then discuss your financial position and your future financing needs.

Response:  The Business section has been revised as follows:

BUSINESS OPERATIONS
Our primary objective is to acquire, make necessary renovations and resell both residential and commercial real estate. It is anticipated that we may lease some of the properties while they are being held for sale. We completed the acquisition of our first property on August 25, 2005, a condominium located in Brooklyn, New York, in exchange for $25,000 in cash and 1,900,000 shares of our common stock which was valued at $190,000. The cash payment included $11,000, which was paid at closing and $14,000 which will be due on February 25, 2006. ($4,000 of the $14,000 balance was paid during the three months ended November 30, 2005, leaving an unpaid balance of $10,000). We have received a deed to the property and there is no mortgage on the property nor are there any liens on the property. This has been our only transaction to date. We obtained an extension until August 25, 2006, to make the final payment of $10,000.

In December 2005, we initially began our attempt to sell the condominium property we acquired in August 2005. Assuming we are successful in completing a cash sale within a short period, we should have sufficient working capital to acquire one or two additional properties. If we are unable to sell the property by April 1, 2006, we will attempt to lease the property and may continue to hold it for lease. Should we be unable to sell the property by April 1, 2006, we will have to seek other sources of working capital to acquire any additional properties.

We plan to acquire at least one additional property during the current fiscal year ending August 31, 2006. If we are able to complete the sale of our current property, we may attempt to acquire more than one additional property, depending upon the financial structure of the transactions. At this point, we would anticipate acquiring properties in the $200,000 to $300,000 range. We expect to acquire the properties using cash, mortgage financing or our common stock or any combination thereof. We anticipate that the majority of the properties acquired will be in upstate New York, Brooklyn, New York or possibly in Eastern European countries. The real estate will be sold directly by us to the extent deemed practical. If necessary, broker services will be used to expedite a given sale.

Mr. Roth is our sole active employee. Mrs. Taub will not be active in our day-to-day operations.

WMI does not have any plans or arrangements to merge with another company or otherwise engage in a transaction that would change the control of WMI.

The mailing address of our principal executive office is 543 Bedford Ave., #176, Brooklyn, New York 11211 and our telephone number is 800-620-3029.

FINANCIAL POSITION AND FUTURE FINANCING NEEDS
We are a development stage company. We have not developed a revenue source to fund our business plan. We have not previously been in the business of acquiring, renovating and selling or leasing real estate.

We have had no revenues since inception. Our auditors have expressed substantial doubt about our ability to continue as a going concern. In July 2005, we sold 320,000 shares of our common stock for $32,000 to provide working capital and to provide a portion of the cash required to complete the condominium acquisition discussed above. Our current liabilities at November 30, 2005, exceed our current assets by $9,640. Our ability to continue as a going concern is contingent upon our ability to raise funds through private placements of our common stock and obtaining loans until we establish sufficient business to support our operating costs.

We anticipate $25,000 will be required to meet minimum expenses within the next twelve months, exclusive of capital costs. We would expect to be able to sell additional stock in private placement transactions to raise the minimum amount of working capital required if we are unable to sell our current property. If necessary, we could obtain a mortgage for up to $150,000 on our current property to meet our capital requirements.



Risk Factors
------------

We Are Dependent For Our Success on One Key Executive...page 8
--------------------------------------------------------------

     2. Please see prior comment 12. Please expand your discussion of the risk to address how your one executive officer will have to develop the company's fledgling business and manage the reporting requirements of a public company. In this regard, it does not appear from Mr. Roth's biography that he has any experience as the principal accounting officer of a public company or real estate investment experience. Please revise this risk factor to more specifically describe these challenges. In addition, disclose whether the public companies where Mr. Roth previously served as an executive officer timely filed their periodic reports during Mr. Roth's employment.

Response:  We will modify the risk factor as follows:

WE ARE DEPENDENT FOR OUR SUCCESS ON ONE KEY EXECUTIVE OFFICER. WERE HE TO LEAVE, WE WOULD BE FORCED TO EXPEND SIGNIFICANT TIME AND MONEY IN THE PURSUIT OF A REPLACEMENT, WHICH WOULD RESULT IN BOTH A DELAY IN THE IMPLEMENTATION OF OUR BUSINESS PLAN AND THE DIVERSION OF WORKING CAPITAL. WE MAY BE FORCED TO CEASE OPERATIONS IF WE ARE UNABLE TO FIND A REPLACEMENT.

We have two officers who also currently serve as our sole directors. Mr. Jacob Roth serves as our Chief Executive Officer and will be responsible for all operations during our start-up phase. Mrs. Frimet Taub, our other officer and director, and the daughter of Mr. Roth, will not be active in the day-to-day operation of the business. We do expect to hire additional personnel when funding and the level of operations allow.

We are dependent on the efforts of Mr. Roth. While we believe we could find a replacement for Mr. Roth, the loss of his services could have a temporary adverse effect on the operations of WMI and could result in our ceasing operations permanently. We do not have an employment agreement with Mr. Roth. There can be no assurance that we will be able to retain him or to attract suitable replacements or additional personnel if required.

Mr. Roth will have to develop the Company's business from the current level of having one property for sale to a level that can generate a reasonable profit. At the same time Mr. Roth is working to develop the business, he will also be required to manage the reporting requirements of a public company. It has been approximately twenty years since Mr. Roth was involved in buying and selling real estate. He may require the assistance of experienced professionals to develop the Company's business. In addition, Mr. Roth has not previously served as the principal accounting officer of a public company. Accordingly, Mr. Roth will require the assistance of third party professionals to assist him with the requirements of being the principal accounting officer.

Mr. Roth has previously served as an executive officer with a public company. While Mr. Roth was with these companies, the periodic reports were timely filed.


We will Incur Costs and Expenses Due to The Additional Burden...page 12
-----------------------------------------------------------------------

     3. To provide context, please quantify your estimated costs associated with becoming a public company.

Response:  We will modify the risk factor as follows:

WE WILL INCUR COSTS AND EXPENSES DUE TO THE ADDITIONAL BURDEN OF MEETING SEC REPORTING AND COMPLIANCE REQUIREMENTS.

In addition to our normal business operating costs, we will incur additional costs associated with being a public company. These costs will include audit and accounting services, transfer agent services and other legal and professional services required of a reporting public company by the SEC. We currently estimate that these costs will be approximately $25,000 per year. However, we would expect these costs to increase as our activity volume increases.


Item 7. Selling Security Holders, page 15
-----------------------------------------

Blue Sky, page 16
-----------------

     4. Please see prior comment 23 and disclose the expected timing for securing a listing in Standard and Poor's corporate manual. Also, disclose the substance of your response that the filings you have made in New York do not limit the selling shareholders from selling their shares to other New York residents.

Response:  Our response has been modified as follows:

BLUE SKY

Thirty-three states have what is commonly referred to as a "manual exemption" for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as we obtain and maintain a listing in Standard and Poor's Corporate Manual, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. The process of securing a listing in Standard and Poor's corporate manual includes payment of a fee, and filing a number of documents to include the corporate background, capitalization information, stock data, and earnings and financial data. We would expect the application to be filed within 30 days after approval of the SB-2. Standard and Poor's has advised if we expedite the application process, the listing will take approximately two weeks from their receipt of the application and registration fee.

These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island,

South Carolina, Texas, Utah, Washington, West Virginia and Wyoming. We cannot secure this listing, and thus this qualification, until after this registration statement is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

All of our selling shareholders currently reside in New York. We have made all required filings with the State of New York to permit sales of the securities by the Company that are being registered in this offering. These required filings include Form M-11 registration with the State of New York Office of the Attorney General on May 27, 2005, under file number S31-19-32. In addition, the State Notice and Further State Notice was filed with the State of New York Department of State on June 2, 2005. The filings we have made in New York do not limit the selling shareholders from selling their shares to other New York residents.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders.


Item 8. Plan of Distribution, page 16
-------------------------------------

     5. Please briefly disclose the specific requirements of Regulation M as requested in prior comment 24.

Response:  We have revised the disclosure as follows:

Selling shareholders are offering up to 920,000 shares of common stock. The selling shareholders will offer their shares at $.10 per share until our shares are quoted on the OTC Bulletin Board and, assuming we secure this qualification, thereafter at prevailing market prices or privately negotiated prices. We will not receive any proceeds from the sale of shares from the selling shareholders. We will pay all expenses of registering the securities. There are no arrangements, oral or written, with any of the selling shareholders regarding the distribution of their shares on our behalf.

The securities offered by this prospectus will be sold by the selling shareholders without underwriters and without commissions. The distribution of the securities by the selling shareholders may be effected in one or more transactions that may take place in the over-the-counter market or privately negotiated transactions.

Any of the selling shareholders, acting alone or in convert with on another, may be considered statutory underwriters under the Securities Act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling shareholders were to provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus. In addition, the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. these provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder is contractually restricted from engaging in short sells. In addition, if a short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. We assume no obligation to so deliver copies of this prospectus or any related prospectus supplement.

Upon this registration statement being declared effective, the selling shareholders may offer and sell their shares from time to time until all of the shares registered are sold; however, this offering may not extend beyond two years from the initial effective date of this registration statement.

There can be no assurance that the selling shareholders will sell any or all of the securities. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

All of the foregoing may affect the marketability of our securities. Pursuant to the various agreements we have with the selling shareholders, we will pay all the fees and expenses incident to the registration of the securities.

Should any substantial change occur regarding the status or other matters concerning the selling shareholders or us, we will file a post-effective amendment disclosing such matters.


Item 16. Description of Business, page 21
-----------------------------------------

     6. As requested in prior comment 25, please disclose in your business section the substance of your response that "WMI does not have any plans or arrangements to merge with another company or otherwise engage in a transaction that would change the control of WMI."

Response:  We have added the disclosure in the response to question 1.

     7. We note that you have included your agreement with Chaya Mermelstein in your response letter. Please refer to prior comment 28 and file this agreement as an exhibit.

Response:  The agreement is included as an exhibit on Amendment No. 2.


Item 17. Management's Discussion and Analysis or Plan of Operation, page 25
---------------------------------------------------------------------------

     8. Please explain in more detail how you purchased the condominium and obtained title to the property. In this regard, disclose whether you assumed the mortgage on the condominium from the seller or whether you own the property free of any mortgages or other liens. If the condominium is subject to any liens, describe their material terms and file the contracts as exhibits.

Response:  See revision following number 11.

     9. Please disclose the amount of cash you currently have rather that the amount of cash you had at August 30, 2005.

Response:  See revision following number 11.

     10. We note the disclosure that "[i]f [you] are able to complete the sale of [your] current property, [you] will attempt to acquire more than one additional property' and you also state that you are currently trying to sell it. Please disclose the amount you are asking for this property and the date that you began your efforts to sell it. We also note your disclosure that if you are unable to sell this property, you "will have to seek other sources of working capital to acquire any additional properties." Please disclose the amount of capital you reasonable believe you would be able to raise to purchase additional properties in the event that you are unable to sell your current property.

Response:  See revision following number 11.

     11. Disclose the impact on your business if you cannot raise the funds to pay for the offering, the costs of being a reporting company or the $14,000 cash payment on the condominium that is due on February 25, 2006. For example, what recourse does the seller have if you cannot make the $14,000 payment?

Response: The Management Discussion and Analysis or Plan of Operation disclosure is modified as follows:

This statement contains forward-looking statements within the meaning of the Securities Act. Discussions containing such forward-looking statements may be found throughout this statement. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth in Item 3 and the matters set forth in this statement.

At the present time we have only nominal overhead costs. Our officers are not on any payroll and our offices and administrative assistance are now being provided at no cost. This situation will remain constant until such time as we have sufficient capital to afford to pay salaries.

We completed the acquisition of our first property on August 25, 2005, a condominium located in Brooklyn, New York, in exchange for $25,000 in cash and 1,900,000 shares of our common stock which was valued at $190,000. The cash payment included $11,000, which was paid at closing and $14,000 which will be due on February 25, 2006. We have received a deed to the property and there is no mortgage on the property nor are there any liens on the property. This has been our only transaction to date. We obtained an extension until August 25, 2006, to make the final payment of $10,000.

We have had no revenues since inception. Our auditors have expressed substantial doubt about our ability to continue as a going concern. In July 2005, we sold 320,000 shares of our common stock for $32,000 to provide working capital and to provide a portion of the cash required to complete the condominium acquisition discussed above. Our current liabilities at November 30, 2005, exceed our current assets by $9,640. Our ability to continue as a going concern is contingent upon our ability to raise funds through private placements of our common stock and obtaining loans until we establish sufficient business to support our operating costs.

We anticipate $25,000 will be required to meet minimum expenses within the next twelve months, exclusive of capital costs. In addition, we plan to acquire at least one additional property during the current fiscal year ending August 31, 2006. If we are able to complete the sale of our current property, we will attempt to acquire more than one additional property, depending upon the financial structure of the transactions. At this point, we would anticipate acquiring properties in the $200,000 to $300,000 cost range. We expect to acquire the properties using cash, mortgage financing or our common stock or any combination thereof. We anticipate that the majority of the properties acquired will be in upstate New York, Brooklyn, New York or possibly in Eastern European countries. The real estate will be sold directly by us to the extent deemed practical. If necessary, broker services will be used to expedite a given sale.

During the three months ended November 30, 2005, we paid $4,000 of the $14,000 balance of the condominium purchase.

This filing was initially expected to cost $37,000. Of this amount, $7,000 was paid by August 31, 2005, and an additional $6,000 was paid during the three month period ended November 30, 2005, leaving an estimated balance of $24,000 to be paid.

In summary, as of November 30, 2005, we estimate that we will require $25,000 for the next 12 months for costs associated with being a public company, including planned nominal operating costs; $10,000 for the balance due on the condominium purchase; and $24,000 for the estimated balance of the costs associated with this filing. This total of $59,000, less our current cash balance leaves a balance required of $57,000.

In December 2005, we initially began our attempt to sell the condominium property we acquired in August 2005, with an asking price of $265,000. Assuming we are successful in completing a cash sale within a short period, we should have sufficient working capital to acquire one or two additional properties. If we are unable to sell the property by April 1, 2006, we will attempt to lease the property and may continue to hold it for lease. Should we be unable to sell the property within a few months, we will have to seek other sources of working capital to acquire any additional properties. We have two primary funding sources for additional funding in the event we do not sell the property by April 1, 2006. We expect to be able to obtain a first mortgage loan in the amount of up to $150,000. In addition, we expect that we can raise an additional $30,000 to $50,000 from private placement sales of our common stock. We can obtain an extension of the $10,000 balance due on February 25, 2006.


Report of Independent Registered Public Accounting Firm, page 28

     12. We note your response to prior comment 33. We understand that state licensing laws vary from state to state and it is unclear from your response whether your auditor contacted the New York State Board of Accountancy to determine whether it was permissible for your auditor, who is licensed in Oklahoma, to conduct an audit of a company with all of its operations In New York, without being licensed in New York. Furthermore, it is unclear how your auditor would be able to conduct an audit in accordance with the Standards of the PCAOB without actually traveling to New York, when all of the company's operation are in New York. Please provide a detailed summary of how the audit work was performed by your auditor from Oklahoma. Your response should include a discussion of how the auditor obtained an understanding of Internal Control (AU 319), how confirmations were handled, how contracts and other underlying documentation were reviewed and considered in performing the audit, etc. Additionally, please tell us whether you auditor intends to obtain a license to practice in New York. If not, you may wish to consider engaging an auditor who is licensed to practice in New York.

Response: Our auditor has informed us that he searched the New York State Board of Accountancy website, but could not locate any information regarding this issue. In addition, he has informed us that he contacted various colleagues regarding this matter. After his search, discussion with colleagues, and his experience in performing work in other states, our auditor concluded that he would not be required to obtain a license in New York to perform the audit engagement, especially since he would not be physically entering the state to perform his audit procedures.

WMI is a development stage company with minimal activity for this audit period. The internal controls for WMI are limited due to minimal personnel during this development stage. WMI has a bookkeeper in New York. The financial information, original contracts, invoices, general ledger, etc., for this audit engagement was forwarded to our attorney in Tulsa, Oklahoma. Our attorney was instrumental in locating our auditor. Confirmations were prepared by WMI and forwarded to our auditor for control. Our auditor then mailed the confirmations directly to the third parties. Our auditor obtained his understanding of our internal control through inquiries. We believe our auditor performed his engagement in accordance with the Standards of the PCAOB.

It is our understanding that our auditor does not plan to obtain a license to practice in New York; however, for our initial audit and its purpose, our auditor was able to fulfill our needs. We anticipate that WMI will engage a successor auditor, licensed in New York, to perform future engagements.



Financial Statements, page 32
-----------------------------

     13. Update the financial statements and other financial information in the filing to include the interim period ended November 30, 2005. See Rule 310(g) of Regulation S-B.

Response:  Interim financial statements are included in Amendment No. 2.

Item 28. Undertakings, page 43
------------------------------

     14. In your amended filing please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm.
          -------------------------------------------------------
          Also see new Item 512(g)(2) of Regulation S-B, which was adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.
          ---------------------------------------------

Response:  The undertakings have been revised as follows:

The undersigned registrant hereby undertakes to:

         (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:
                  (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");
                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of th estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 4249b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and
                  (iii) Include any additional or changed material information of the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
                  (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;
                  (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
                  (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
                  (iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Exhibit 5.1 - Opinion of G. David Gordon & Associates P.C.

     15. Assumption (c) in the second paragraph is to broad, as counsel may not assume facts underlying the opinion or facts that are not readily ascertainable. Please have counsel remove this assumption.

Response:  Item (c) of paragraph 2 will be removed.

     16. It is unclear how paragraphs four and five of counsel's opinion relate to counsel's opinion regarding the legality of the shares being registered. Furthermore, the statements are vague, since they are qualified by disclosure in the registration statement. Please have counsel delete the paragraphs concerning legal proceedings, claims, and officer and director indemnification.

Response:  Paragraph 3 and paragraph 4 will be deleted.



Exhibit 23.1
------------

     17.  Please include a currently dated auditors' consent in all amendments.

Response:  A currently dated auditors' consent is included with Amendment No. 2.